                                 Exhibit 99.1

TRANSCRIPT OF TIER TECHNOLOGIES EARNINGS CONFERENCE CALL ON DECEMBER 9, 2008

Operator

Good afternoon. At this time, I would like to welcome everyone to the Tier Technologies' fourth quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. (OPERATOR INSTRUCTIONS). Thank you.

Ms. Bowman, you may begin your conference. Ma'am.

Liz Bowman - Tier Technologies, Inc. - Dir. SEC Reporting

Good afternoon. My name is Liz Bowman, Tier Technologies' Director of SEC reporting. At this time, I would like to welcome everyone to the Tier Technologies earnings conference call for the year ended September 30, 2008. After the market closed today, we issued a press release announcing Tier's financial results for the fourth quarter and year ended September 30, 2008. In addition, we issued a copy of the text of today's call, not including the Q&A, and the company's presentation which includes charts that will be referenced during this call. A copy of these materials can be found in the investor relations section of our website, www.tier.com. We invite shareholders and analysts who wish to speak to management about the company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, at 571-382-1333, or RJohnston@tier.com.

With me on the call are Ron Rossetti, Chairman and Chief Executive Officer, and Ron Johnston, Chief Financial Officer. Also are in attendance are Nina Vellayan, Chief Operating Officer, Kevin Connell, Senior Vice President Sales and Business Development, and Keith Kendrick, Senior Vice President Strategic Marketing.

A taped replay of this call will be available on the company's website beginning Thursday December 11, 2008, at noon Eastern time until 11:59 pm on December 24, 2008. Alternatively you can hear a replay by dialing 800-642-1687and entering the conference ID number 76156469.

I want to remind you that various remarks that we make about the company's future expectations, plans and prospects constitute forward-looking statements for purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995. The forward-looking statements discussed on this call represent management's current expectations about the company's future financial performance based on the information available to us today. This information may change and our actual results may differ materially from these forward-looking statements. We undertake no obligation to update any such forward-looking statements.

There are numerous risks and uncertainties that affect our business and may affect these statements, including but not limited to, failure to achieve anticipated gross margin levels due to unanticipated costs incurred in transaction-based projects, increasing competition, timing, the company's ability to realize revenues from its business development opportunities, changes in laws and government regulatory compliance requirements, ability to attract and retain qualified personnel, and other risk factors that are set forth in our SEC filings.

Tier Technologies, Inc. plans to file with the SEC and furnish to its shareholders a proxy statement in connection with its 2009 annual meeting, and advises its security holders to read the proxy statement relating to the 2009 annual meeting when it became available because it will contain important information. Security holders may obtain a free copy of the proxy statement and other documents when available that Tier files with the SEC at the SEC's website at www.sec.gov. The proxy statement and these other documents may also be obtained for free from Tier by directing a request to Tier Technologies, Inc., attention Corporate Secretary, Keith Omsberg, 10780 Park Ridge Boulevard, 4th floor, Reston, Virginia 20191.

Tier, its directors and the executive officers may be deemed to be participants in the solicitation of Tier security holders in connection with its 2009 annual meeting. Security holders may obtain information regarding the names, affiliations and interest of such individuals in Tier's annual report on Form 10-K for the year ended September 30, 2007, in its proxy statement dated January 15, 2008, each of which is on file with the SEC, as well as the upcoming annual report on Form 10-K for the year ended September 30, 2008, and its upcoming proxy statement for the 2009 annual meeting when available.

To the extent there have been changes in Tier's directors and executive officers, such changes have been reported on current reports on Form 8-K filed with the SEC. To the extent holdings of Tier securities have changed since the amount printed in the proxy statement dated January 15, 2008, such changes have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.

Now I would like to turn the call over to Ron Rossetti.

Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

Thank you, Liz, and good afternoon. We are pleased to be here with you to discuss our fourth quarter and year-end financial results and the company's future direction. Let me outline the agenda for the call today. First, I will recap the accomplishments of our substantially completed restructuring, then I will update you on our perspectives on the biller direct category of the electronic payments processing industry, our company's opportunity, and the initiatives that we are taking to increase the value of the company for all stockholders. Next Ron Johnston will cover our financial results for the quarter and fiscal year. After Ron's comments I will make some concluding remarks. Following that we will be happy to answer as many of your questions as we can.

As you know, shortly after I became CEO, we began a strategic review of Tier Technologies. This initiative led to the decision to focus on our electronic payments processing, or EPP business, and restructure our other operations. I want to bring you up to date on our progress. The restructuring is now fundamentally complete, and the building of the EPP business is well underway. I am pleased to announce the completion of the sale of our Financial Management Systems, or FMS group, in November of this year. The completion of this sale means that we have now sold six of the seven units we had placed in the held for sale classification during fiscal year 2007.

We are aggressively working to divest the one remaining held-for-sale business. That business is a non-strategic operation, is EBITDA and cash flow positive at this time, and requires limited corporate overhead to support it.

You can see a summary of the restructuring on chart 5 with these sales from September 30, 2006, through the completion of the sales of our FMS business in November of 2008. Total headcount has been reduced from 950 to 315. We expect to reduce our headcount to 150 by the end of fiscal year 2009.

Although we have generated operating losses on a GAAP basis since the restructuring began, we have increased our cash position by approximately $20 million. This performance has allowed us to end fiscal year 2008 with $87 million in cash and no debt on our balance sheet. The board and management believe that it is prudent for Tier to preserve an adequate cash position in order to weather the recession that is now facing every US company.

We are on plan with continued reductions in corporate overhead expense. In fiscal 2008, we reduced corporate overhead expense to $16.8 million. The company has implemented cost-reduction measures which will reduce this expense level to a run rate of $10 million at the end of fiscal year 2009, and approximately $9 million in fiscal year 2010.

Elements of our corporate overhead expense are outlined in charts 6 and 7. It is important to note that some elements of this expense are directly related to operations while other elements are the result of public company requirements. We will be happy to answer questions about the data during the Q&A session of this call.

In addition to reductions in corporate overhead, we are now making substantial improvements in selling and marketing and general and administrative expenses at EPP. These expenses for EPP are projected to be down $1.6 million or 11% from fiscal year 2008 even though we estimate the transaction volume and EPP will increase by 16.8% from fiscal year 2008 to fiscal year 2009.

We have completed the consolidation of our operation center into Auburn, Alabama, and we are reviewing all of our processing platforms and relationships as we seek increased efficiencies. We have closed or reduced the use of real estate space in Reston, Virginia, Duluth, Georgia, San Ramon, California, Albuquerque New Mexico, and Stanford, Connecticut. The current leasing market will affect how quickly we can sublet unused space.

We are continually reviewing our expense structure in EPP and additional cost savings will come from the implementation of more efficient procedures and technology. We are reviewing all of our partnerships and service providers, and are already realizing improvement in gross margin that should offset changes in card mix which can increase our cost of accepting some forms of payment and competitive pricing pressure which can reduce the price we're able to charge biller-payers for some transactions.

With the restructuring substantially complete, our target is to operate the total company, including corporate overhead, all public company expenses, and wind-down expenses on an EBITDA positive basis for fiscal year 2009. We anticipate that the total company can be EBITDA positive in fiscal year 2009 if EPP revenue grows in the mid-single-digit range during fiscal year 2009. The worst case that we currently anticipate is one in which the core EPP business is EBITDA positive in fiscal 2009.

Our ability to operate the total company on an EBITDA-positive basis in fiscal 2009 depends heavily on the rate of growth of our EPP business. As the economy has slowed, the growth in our EPP business has also slowed. We are confident that once the economic turmoil the whole country is facing subsides, we can return to our historic growth rates. Charts 8 and 9 provide detail on the revenue growth rate trend in EPP. While we would like to be more precise about our revenue forecast, current economic conditions are unprecedented and severe, and we have no historical factual basis to forecast the coming tax season. We expect to have a more accurate assessment of the 2009 and 2010 situation once we are further along in the upcoming tax season.

I don't think a day goes by that you don't read a news report about another state or municipality suffering tax revenue shortfalls. With that said, our non-government businesses, especially higher education are performing well. Our higher education vertical is experiencing year-over-year transaction growth in excess of 60%.

Before I update you on our progress on the EPP business strategy, I want to address an area many investors ask me about on a regular basis, and that is our contract with the Internal Revenue Service. In October, we received a new request for proposal, or RFP, from the IRS. We filed a formal response to the RFP on December 1st, 2008, and we are now awaiting an award announcement. The new RFP covers the period commencing with the processing of 2009 taxes payable in 2010. The RFP envisions up to four one-year renewal periods through December 31, 2014. We look forward to updating you on the status and outcome of the RFP process on future calls.

Under the current IRS contract, we will continue to process federal tax payments for the 2008 tax season beginning in January 2009. We have increased the number of forms that can be paid using our payment services -- IRS forms 941, 943, 944, and 945. These are all forms filed by employers and relate to federal tax and withholding payments made by employers can now be paid using our payment services. We will launch major new enhancements to the website of our wholly owned subsidiary, Official Payments Corporation, for the 2008 tax season to improve the user experience, and we will continue to promote the functionality of the My Account feature. The My Account feature allows taxpayers to establish a personal profile so that they may save time on their next visit to the site, schedule future tax payments and register to receive reminders of future tax obligations.

I want to turn now to our corporate strategy. Today Tier Technologies is a leader in the biller direct services category. You may refer to chart 10 if you wish. This chart provides an overview of the structure of our industry. We serve billers or companies that invoice customers and receive payments, many on a reoccurring basis, usually monthly. We provide technology solutions that enable billers to present bills and accept electronic payments via the web, interactive voice response, or IVR, and call centers.

According to AITE Group, an independent research and advisory firm serving financial services firms, the biller direct channel is still a relatively emerging channel for consumers, especially the web component. As you can see in chart 11 AITE estimates that only about 11% of consumer bill payments in the United States were made through this channel in 2007. By 2010, AITE forecasts that about 17% of consumer bill payments will be made through the biller direct channel, while 14% will be made through bank websites.

While this level of growth is strong, the bill payment mark lags the overall consumer transition to electric payments in the general economy. According to Celent, an international financial services consulting firm, more than 50% of all payments in the United States have converted from cash and check to electronic forms of payments. The Celent summary data appears in chart 12. In our opinion, the AITE and Celent data combined with our analysis of electronic payment utilization we experience with our clients document that the biller direct space, especially in the government market, is one of the best remaining opportunities in the United States for conversion from paper and check to electronic payments.

Tier believes that consumers will continue to migrate away from checks and cash and to electric forms of payment. Tier believes that the biller direct segment of the electronic payment market is one of the fastest growing segments of that market. This trend is supported by payment card issuers who are promoting one-time and recurring bill payments to consumers, as well as payment brand networks that are running broad scale and targeted bill payment marketing campaigns. Broad-scale campaigns include print and radio advertising campaigns, communicating the value of card payments for bill payments. Cards issuers send targeted email and account statement inserts to qualified card holders to promote card usage in the bill payment category.

We believe that consumers in small businesses are adopting electronic payment forms for four principal reasons: Convenience, cash management, rewards, and environmental considerations. Let me address the last two of these briefly. Various payment card brands and individual card account issuers offer their current holders reward points such as frequent flier miles to encourage their card holders to choose their brand of cards over other brands for biller direct payment transactions. On the environment, billers and consumers all have an interest in reducing the environmental impact and the costs they incur from sending paper bills and processing paper checks.

Since processing our first payment transaction in 1994, for Santa Clara County, California, Tier Technologies has grown our payments business to become the leader provider of electronic tax payment solutions to government entities across the nation. Chart 13 provides a pictorial representation of our client coverage. We are the only service provider to support the Internal Revenue Service continuously since 1999 when we were selected by the IRS to pilot electronic payments for federal taxes. We process personal income tax payments for 26 states and the District of Columbia. In 22 of the states we are the exclusive provider of electronic payments. For those of you keeping count, four states do not allow card payments, and another nine do not levy personal income taxes. These states and the District of Columbia give us coverage of approximately 75% of the personal state income taxes paid mass nationally. We support more than 6,000 different tax, user fees, license, and court payments types for more than 3,000 municipalities nationwide.

We process electronic payments for entities other than governments. We have expanded our franchise to include more than 350 universities, and 450 utilities. In the fourth quarter we signed 114 new EPP accounts, which brings us to 355 new accounts for the year. Some of the larger accounts that were signed in the fourth quarter include the Pennsylvania Department of Labor, and the State of Connecticut. For Connecticut we will process sales and use taxes and other business taxes. Our strong customer satisfaction is confirmed by a number of major account renewals including the state of New Jersey.

During fiscal 2009, we expect to complete our transition to a company focused exclusively on providing payment solutions in the biller direct space. Although we anticipate single-digit percentage minimal revenue growth during fiscal 2009 because of the current economic climate, we expect to see continued growth in the number of transactions we process in our EPP business, driven by increasing consumer demand for electronic payment options. We also expect revenues to resume growing at a mid-20s percent annual rate once the economy stabilizes.

As shown in chart 14, the categories in which Tier focuses its marketing strategy are large. And while we are the clear leader in several markets, which we call verticals, we see significant opportunities to increase utilization of our services. We intend to work with our existing government clients to offer their constituents more products and services, so that we grow our share of the total payments business. For our newer verticals such as utilities and higher education, our focus is on accelerating the signing of new clients by expanding the products and services we offer to better serve those markets.

We continue to pursue key strategic initiatives that leverage our lead position in the biller direct space and which are designed to facilitate growth and maximize efficiencies. These initiatives include the following. Leverage our leadership in the government tax space to expand biller direct services to other vertical markets, increase customer adoption and usage, develop and launch new products and payment services, reduce costs, build our senior management team. We are making progress on each of these initiatives.

We continue to expand our biller direct services beyond government clients. Approximately 33.2% of total EPP revenue in fiscal 2008 came from processing IRS transactions. In fiscal year 2009, we expect our EPP revenue from processing IRS transactions to be at or below 30%. This change will accelerate as we show progress in our new verticals. As an example, we signed 56 colleges and universities in the higher education vertical for fiscal 2008.

We are also making substantial progress at increasing customer adoption and usage. Our efforts to build customer relationships continue to pay off as we added 44,000 customers in our My Account feature during the fourth quarter, bringing us to more than 800,000 customer account relationships at fiscal year end. We have begun to leverage these online relationships to encourage and cross-sell our products and services through email and online marketing initiatives.

Additionally, we have made some good progress in developing new products and payment services. We are pleased to be working with Visa to pilot a flat convenience fee for federal and state tax payments made on a Visa consumer debit card. This test is consistent with our long-term strategy of building consumer acceptance and utilization of our services by adding, among other things, new payment options. For example, during fiscal year 2008, more than 200 of our current clients added the ACH payment capability through our service.

Finally, we continue to build our senior management team. At the end of the fourth quarter, Nina Vellayan joined the company in the position of Senior Vice President and Chief Operating Officer. From 2001 through 2008, Ms. Vellayan served as President of Business Office Solutions, a division of Sallie Mae, which provides e-commerce solutions to universities, colleges, associations, the K-12, and the municipal tax marketplace utilizing web-based and IVR technologies. Nina joins Ron Johnston, our CFO, and Keith Kendrick, our Senior Vice President of Strategic Marketing, who joined the team over the summer. Kevin Connell, our Senior Vice President of Sales and Business Development continues to lead the sales team, which we believe has very strong relationships with billers across the county. Short biographies of our new chart appear in chart 15, and more detailed information is available on our website at Tier.com.

In addition to strengthening our senior management team, we have also added two individuals with experience in the electronic payments industry to our Board of Directors. David Poe joined our Board on October 1st. David has served as a consultant and director of Edgar Dunn & Company, a consulting firm that specializes in the global financial services industry and electronic payments. David has been with Edgar Dunn since March 1980, and from March 1998 to May 2008, he served as that firm's Chief Executive Officer. Phil Heasley joined our Board in August. Phil is President and CEO of ACI Worldwide, a publicly trade firm headquartered in New York City. Phil is a 32-year veteran of the payments and financial services industry.

I look forward to talking more about the year ahead in a few minutes. For now I'll turn the call over to Ron Johnston to discuss the fourth quarter and year-end financial results, and then we'll open the call for Q&A.

 Ron Johnston - Tier Technologies, Inc. - CFO

Thanks, Ron. During this call, I will address the status of our auction rate securities, impairment write-offs taken in the quarter, the general consolidated operating results of the fourth quarter and 12-month period, and cash balance at fiscal year end.

Our investment portfolio includes $31.3 million par value of the municipal bonds that are collateralized with student loans. These municipal bonds are bought and sold through a bidding process sometimes referred to as a "Dutch Auction." We call these our auction-rate securities or ARS. Beginning in February 2008, some of the auctions for these securities were unsuccessful. In the fourth quarter we recorded a temporary impairment of $705,000 bringing the total impairment recognized in the fiscal year to $2.5 million. Discussions with UBS, and articles in the financial press during the fourth quarter suggest that it may be many months before liquidity returns to market for these securities.

In November, we accepted a rights offering initiated by UBS in which UBS has agreed to purchase our auction-rate securities at par starting in June 2010. UBS has also agreed to extend credit to its clients, including Tier, should the clients wish to borrow against their ARS, before UBS purchases them. We believe our cash and cash equivalents balance of $47.7 million at September 30, 2008, are sufficient and we do not anticipate the lack of liquidity in the credit and capital markets will have a material impact on our cash flows or ability to conduct our business. ARS impairments are recorded as a contra account to cash, and a charge to other comprehensive loss in stockholder's equity. We provide more details about our ARS in note 3 to the consolidated financial statements which are in our Form 10-K.

On a quarterly basis the company performs impairment testing as required SFAS No. 144, accounting for impairment or disposal of long-lived assets, SFAS No. 142, goodwill and other intangible assets, and SFAS No. 86, accounting for the cost of computer software to be sold, leased or otherwise marketed. SFAS No. 144 requires that a long-lived asset in a disposal group classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.

SFAS No. 142 requires the goodwill of a reporting unit be tested for impairment between annual tests, if an event occurs where circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. SFAS No. 86 requires that the amount by which the unamortized capitalized cost of a computer software product exceeds its net realizable value shall be written off.

In accordance with the above guidance, Tier analyzed its disposal group. Impairment testing during the fourth quarter showed the carrying value, excluding goodwill, exceeded fair value less cost of sale by $300,000. Our SFAS No. 142 testing resulted in no goodwill impairment charges for the fourth quarter. Testing under SFAS No. 86 required a writedown of $1.7 million. Total fiscal year 2008 impairment charges totaled $17.8 million.

Our business is divided into continuing and discontinued operations. Included in our continuing operations are three components -- our core EPP business, businesses we are winding down, and corporate shared services. It is important to emphasize the fact that corporate shared services, which we call corporate overhead, support both our continuing and discontinued operations. However, they account for completely in continuing operations only.

Let me give you some information about the fourth quarter and quarter to date comparisons. Whenever I refer to this quarter, or the quarter, without more, I mean the fourth quarter of fiscal year 2008. Consolidated operating results for the quarter reflect total revenues of $27.6 million, down 24.9% from the same quarter last year. The primary deflator was divested or completed contracts in our GBPO, and PSSI segments.

During the quarter we processed over $960 million of payments, which represents a 25% increase versus the same quarter last year. This increase was driven by a 22.6% increase in transaction volume. EPP revenues for the quarter were $21.1 million. Revenue growth of 15.4% in EPP was driven by increases in property tax payments, federal and state income tax payments and payments processed for educational institutions.

Revenues from our combined educational vertical, which include both higher education and K-12, grew 26.7% and were the single largest contributor to EPP dollar revenue growth.

We also experienced double digit revenue growth in our utility vertical.

Revenues from our wind-down businesses were $1.6 million for the quarter compared to $2.4 million for the same period last year. We reported net income in the fourth quarter for the wind-down units of $200,000. Consolidated revenues for the quarter exceeded direct costs by 21%, compared to 31.6% in the same quarter a year ago. This decrease is primarily due to the completion of previous high-margin contracts in PSSI segment, loss of a high-margin client in EPP, which we reported in the past, and the impact of increased processing costs on fixed fee revenue forms.

On the expense side direct costs for the quarter were $21.8 million, down $13.3 million versus the same quarter a year ago. Costs in the EPP business increased $15.8 million, primarily due to $2.1 million addition of interchange fees that resulted from a 25% increase in dollar volumes. Gross margin for continuing operations, which we calculate by subtracting our direct cost from our revenues, was 24.8% for the quarter, which is 1% lower than the same period last year. Gross margin in our EPP business was 23.2%, down approximately 31 basis points from the same period last year. Some price compression and mix of cards with higher interchange fees used by customers contributed to this decrease.

General and administrative expenses for consolidated operations were 11.3% for the quarter, down 6.9%, compared to the same quarter last year. The decrease in G&A was attributable primarily to divestiture of non-core assets partially offset by strategic spending on production platform redesign and enhancement. Selling and marketing expenses were $2.3 million for the quarter, down 16.1% primarily due to divestiture of non-core assets. Net interest income was $1.4 million for the quarter, about $400,000, or 38.1% more than the same quarter last year, which reflects an increase in the average balance of cash and investments offset by a decrease in interest rates.

Net loss for continuing operations was $4.9 million or a loss of $0.25 per fully diluted share. Net loss from discontinued operations net of income taxes was $4 million in the quarter, compared to $300,000 net income in the same quarter a year ago. Our net loss per fully diluted share in the quarter was negative $0.45, compared to a loss of $0.17 per fully diluted share in the same quarter last year. The loss for the quarter was influenced by the impairment charges that were taken.

Financial highlights for the 12 months ended September 30, 2008, are as follows. Revenues from continuing operations were $122.6 million up $14.3 million, or 13.2% from the same period last year. This growth was driven by our electronic payments business, whose revenues were $117.1 million, up 17.7% over the same period last year. The 17.7% revenue increase in EPP business versus the same period last year was driven by growth in both the number of transactions, and the average size of payments processed. During the year, EPP processed over 10.3 million transactions and $5.9 billion in payment volume, an increase of 27.6%, and 24.3% respectively, over the same period last year. Charts 8 and 9 which Ron referenced earlier, provide additional trend data.

For the year we reported a loss from our continuing operations of $12 million or $0.61 per fully diluted share. This compares with the loss from continuing operations of $18.4 million, or $0.94 per fully diluted share in fiscal 2007.

Now I would like to briefly discuss the results of our discontinued operations during the fourth quarter. We reported revenues from discontinued operations of $4.8 million and net loss from discontinued operations of $4 million for the quarter. This translates into a loss of $0.20 per fully diluted share, compared with a loss of $0.02 per fully diluted share in the same quarter of fiscal 2007.

Turning to the balance sheet, Ron Rossetti previously mentioned our cash and marketable securities balance at September 30, 2008 of $87 million. That figure comprises cash and cash and cash equivalents and investments in marketable securities of $78.9 million, and restricted investments of $7.9 million. Restricted investments include $1.9 million pledged in connection with performance bonds primarily in our PSSI segment, and $6 million pledged as compensating balances or in ACH banking service relationship in our EPP segment. There was also $200,000 in escrow, and is reflected on the balance sheet under other assets.

The company's headcount at September 30, 2008, was 412 personnel, composed of 288 employees, and 124 contractors, compared to 798 total headcount at September 30, 2007. This represents a 48.4% reduction of personnel during the year. Once divestitures are complete, we expect our total headcount to be approximately 150 personnel, or a reduction of a total of 81%.

Days sales outstanding at September 30, were 35, compared to 56 at September 30, 2007. Collection improvements in revenue and mix changes are factors in this decrease in DSOs. With the divestitures completed, future DSOs should be no more than five to 10 days.

Lastly, I want to mention that our Form 10-K will be filed before the market opens tomorrow with the Securities & Exchange Commission. We encourage all of you to review the statements and notes in order to better understand our current operations.

Now I would like to turn the call back over to Ron Rossetti.

Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

Thanks, Ron. Recently, you may have seen a press release from Discovery Equity Partners, one of our stockholders, indicating that it intends to nominate two candidates to the board of directors of Tier Technologies at our 2009 annual meeting. In order to comply with applicable Securities & Exchange Commission rules, I cannot comment on Discovery's nomination proposal at this time. Like many of you, Discovery also raised the issue of a share buyback program. Let me assure you that this topic is reviewed regularly by the Board of Directors. To date, the board has concluded that it would be better for stockholders and the company if capital were used to expand Tier's business.

Your Board and management are focused on increasing value for all stockholders. We believe the value of Tier in the market today is largely the result of the economic environment and does not reflect the underlying value of our EPP business or its prospects. We are working hard to increase that value. We are implementing the sales and marketing initiatives we have outlined previously and launching new products and payment services. Based on the strength of our balance sheet, we will have the financial resources needed to implement these initiatives.

Even in light of current economic conditions, the present condition of the stock market and pressures on companies in the financial services industry, it is the standing policy of the Board to carefully evaluate all opportunities that could reasonably be expected to lead to an increase in stockholder value. Nothing is or has ever been off the table. However, we do not and will not comment publicly on these activities.

In summary, what I would like you to take away from this call are the following four things. Your Board and management are focused on enhancing value for all stockholders by executing on our strategic plan. The company has fundamentally completed the restructuring program originally announced in early fiscal 2007. We have made significant progress towards reducing both corporate and operating expenses, and we will continue to work hard to reduce expenses.

The company has developed and is implementing initiatives to aggressively grow our EPP business. We are transforming Tier into a comprehensive pure play biller direct company. The management team we have put in place to build this company is backed by an expanded board that includes individuals with significant industry expertise. All of us are committed to the company and its stockholders. We believe the initiatives we are pursuing are for the best means for increasing the company's value for our stockholders. As always, I wish to thank our long-term investors for the continued support of your company.

Liz Bowman - Tier Technologies, Inc. - Dir. SEC Reporting

We'd now like to open up the call for Q&A.
QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). We'll pause for just a moment to compile the Q&A roster . Your first question comes from the line of Wayne Johnson.

Wayne Johnson - Raymond James & Associates - Analyst

Good afternoon.

Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

Good afternoon, Wayne, how are you?

Wayne Johnson - Raymond James & Associates - Analyst

I'm doing okay. How are you guys doing?

Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Good.

 Wayne Johnson - Raymond James & Associates - Analyst

 Good. The question on the IRS RFP, what is the primary criteria that you think the IRS evaluates your response to that RFP on? How many companies do you think you are competing against? Can you just give us a little color on that to the extent that you can. And what would be the timing range for a response from the IRS?

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 I'll let Kevin Connell who heads the sales area respond to that directly. Kevin?

 Kevin Connell - Tier Technologies, Inc. - SVP Sales and Business Development

 Hi, Wayne. Thanks for the question. The IRS looks at a number of factors in determining its award. Most importantly, past performance, system design, system security and testing, management of the company, and customer service, marketing and deliverables, and obviously experience and capabilities. As for the number of respondents, I really can't give you that. We are not given a list as we respond to it. My expectation is it was a reasonable number of respondents as it doesn't come due all that often. Timing of the award is not made public by the IRS. We did guarantee our offer for 120 days, so that can give you some guidance on when we think they might answer. You can take that.

 Wayne Johnson - Raymond James & Associates - Analyst

 Okay. And do they take into consideration Tier's enhancements for My Account, and other new services you guys are offering?

 Kevin Connell - Tier Technologies, Inc. - SVP Sales and Business Development

 I think you'll see that fall under one of the factors I mentioned earlier, most likely marketing and deliverables, and certainly under experience and capabilities.

 Wayne Johnson - Raymond James & Associates - Analyst

 And the next question may be better served in greater detail offline, but I'm going to plow ahead here online so to speak. Just in terms of how should we think about the overhead over the next two to three years, corporate overhead? Can you just review those plans again real quickly? And what do you think the revenue is going to be to cover those expenses? Or revenue growth rate, I should say.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Well, we've already stated from a revenue growth rate, Wayne, that we just based upon what has happened in the marketplace, it is extremely difficult for us to estimate revenue growth rate. We think that we're going to hold to a mid-single-digit revenue growth rate number for this year. You just look at the papers. I think New York City came out with the fact that they have got to refund some $800 million or $850 million worth of -- and this is the city alone, not the state -- of taxes from small businesses that were paid on estimates, and these businesses aren't going to be recovering, showing that kind of income.

So it is an open question for us, and until we have visibility in the first couple of major tax areas, property tax areas, and until we see what happens with state income tax in the federal and state area, it's going to be difficult for us to forecast 2009 and 2010. What we have done -- and Ron can get in to a little more detail -- is we have taken growth rate into a single-digit projected basis, and we've driven expenses against that. If we hold a single-digit, we are very confident that we can be EBITDA positive for the entire company for 2009, and even on the most worst disaster case, we will be EBITDA positive for all of 2009 for the EPP section of the business alone. Ron?

 Ron Johnston - Tier Technologies, Inc. - CFO

 Sure, Wayne, to expand upon your question, as we've completed the asset sales of non-core activities, the headcount is reduced related to those assets that are being sold, obviously, and we are then able to reduce the corporate support services, and we started that in the third quarter. For the total year of 2008, corporate expenses were approximately $16.8 million. We're forecasting in our internal budget process, approximately $12 million total expense in 2009, which will be a reduction of almost $5 million, but more importantly, the run rate at the end of 2009 would be approximating $10 million. And we believe that with further reductions in 2010, as we normalize the business going forward in EPP, and look to streamlining the support expenses associated with that, and finalizing our divestiture of real estate properties that are being currently consumed by corporate, and downsizing that space, that we should be able to realize a run rate at the end of 2010 of approximately $9 million.

 Wayne Johnson - Raymond James & Associates - Analyst

 Great. That's very helpful. Thank you very much.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Wayne, in addition, as I said, we are also making some significant reductions, not as significant dollar wise because there aren't that many dollars in there, but percentage wise in the EPP operations by consolidating the back room operations in Auburn, which we have completed, by integrating both payment platforms into bridging them onto one platform. And we're seeing some significant reductions during 2009 there to. And what is more importantly. as we start adding technology in that area, or enhancing technology -- we already have technology in that area -- the objective is to drive it at a fixed cost basis, so that a substantially larger portion of incremental revenue will drop to the bottom line. So if you start looking out over the next two years, you have got significant reductions in what we're calling corporate, which is not really all public costs.

 Ron Johnston - Tier Technologies, Inc. - CFO

 That's why we put the schedule out for you. And as well as the fact with the EPP alone there are some opportunities. But the key driver is going to be the ability to fix costs and driver incremental revenue over a fixed platform.

 Wayne Johnson - Raymond James & Associates - Analyst

 Great. Thanks.

Operator

 Your next question comes from the line of Brad Evans.

 Brad Evans Analyst

 Yes, thanks for taking the call. The question, just based on that corporate number, what is taking so long to get to that $10 million run rate by the fourth quarter?

 Ron Johnston - Tier Technologies, Inc. - CFO

 Brad, as we have suggested to you in the past, and also the other members of the call, the corporate expenses lag the divestitures because they are activities and actions that need to be completed. There are legal fees associated with the work to sell the companies. There are extra audit fees incurred because of the complexities of the transactions, and we needed to complete the transactions to be able to accelerate, then, the reduction in the cost. Six of those seven companies are now completed. We finished the audit. The last sale was subsequent to the year, but it was nominal in nature, so now we'll be able to start cascading all of those areas that were non-direct day-to-day operating related expenses, and bring the overhead down more quickly.

 Brad Evans Analyst

 I guess I'm a little confused that the vast majority of the divestitures have been completed at this point so I would have thought that perhaps the step down in corporate would be a little more expedient.

 Ron Johnston - Tier Technologies, Inc. - CFO

 We have to complete the fiscal year. The divestitures took place in the third quarter and in the fourth quarter, and one subsequent to year end. So your point is a good one. Just move the calendar a quarter forward, and then you'll start to see the reductions.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 And there's still issues like severances and some of the issues. We still have the real estate market that is affecting our ability to turn the key on space that we're vacating or have vacated, so there is a lag time. But I would feel comfortable that by the third quarter -- Ron is shaking his head yes -- you will see that change effected on a significant basis on a run rate. So starting with the tail end of the second fiscal quarter, and going into the third quarter, fiscal third quarter, you'll start to be able to see numbers that you can extrapolate.

 Brad Evans Analyst

 If I could just ask a couple of housekeeping questions. Depreciation and amortization and capital expenditures for 2009, please?

 Ron Johnston - Tier Technologies, Inc. - CFO

 We're estimating $2 million of capital expenditures in 2009, and depreciation on the continuing operations will approximate the same number.

 Brad Evans Analyst

 So it looks like you should generate some free cash flow in 2009. Is that a fair estimation?

 Ron Johnston - Tier Technologies, Inc. - CFO

 With positive EBITDA, the answer is yes. We don't have an issue with receivables any longer, Brad, because the business that had the receivables have been divested, so the earnings from EPP which will be almost immediate cash flow, because of the nature of how we receive that cash, should be free cash flow by the end of the year.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 And Brad, the objective and the mantra that we're operating the company on is not to burn cash from operations. We expect to, and we're driving to have positive cash flow from operation for 2009 and into the feature.

 Brad Evans Analyst

 I realize that some of our cash is highly liquid, so that is duly noted. But the company is trading with a negative enterprise value even if you were to put some type of discount on that cash. I guess I have a hard time understanding what would be a better use of the company's, of the shareholders, cash, other than buying back stock at this value? I mean I find it hard to really reconcile, how the board -- and maybe it's a function of the board owning -- I'm looking at the proxy from last year, and I guess it's a function of the board and the management team owning less than $1 million of stock outright. I mean there's a large options position for management. But what inhibits the board from putting in -- you could spend $10 million today and basically shrink the float by 10%. You can buy back 10% of the company for fairly de minimus amount of money. I mean, I don't understand what is the impediment.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Let me just -- first of all, let me assure you this topic is reviewed regularly by the Board of Directors. And to date the Board has concluded it would be better for stockholders and the company if capital was used to expand Tier's business. In this economic environment, and there is some real concerns with the fact of liquidity, and all companies are concerned with liquidity, if you look at our $86 million cash balance, the auction rate securities take up $31 million of it, restricted cash take up $9 million. We need $20 million to $25 million on the balance sheet to operate. We couldn't get the kind of banking relationships that we need if we don't have that kind of capital and cash,. So it leaves you somewhere around $20 million to $25 million in usable cash. That's basically our line.

And I can tell you, if things change, the Board is very ready to change. They consider this. This is not a let's not do anything. This is today's conditions are such that -- the last time this came up, which was at the last Board meeting, it was let's wait and see.

 Brad Evans Analyst

 I'll just add a comment. Ron, I just think a lot of your investors and shareholders probably are scratching their head with that answer a little bit. Because in this environment, I mean, the market value in our company, where it is today, clearly the market is not asking us to go out and make acquisitions to grow. In fact, it's actually saying our business is worthless. What else do you know better than Tier? And I gather there probably aren't transactions in the marketplace that are as attractive as how our company is valued today. So I would urge you to really reconsider this issue, because I do think that it's a compelling argument. The company does have some excess liquidity which could be used to buy back stock, especially at this ridiculous valuation. Thank you.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 I agree with you. Let me give you an example. I have been locked out of buying stock up until the last time the window opened. And I went into the market and instructed the people who were buying for me, I gave them no limit, and no value limit. I just said go into the market and buy what you can, because of restrictions on the amount I can buy, the amount trading. With that window period, I was only to buy 12,000 shares. And I paid in the $7.27 to $7.75 range. I mean, I would be buying stock today, if I could.

But I can tell you, unless we go in and do some kind of a dutch auction, you are not going to have -- there's not enough float here to get a significant amount of shares out. So that issue that we are talking about is not easy to go into this marketplace and really expend a significant amount of funds. I will address your comments and the comments of other shareholders with the Board, and other than that, I cannot get into a heavy discussion at this point. I fully understand where you are coming from. Do you have any other questions?

Operator

 Yes, sir. Your next question -- I'm sorry.

 Brad Evans Analyst

 Go ahead, please. I'll come back.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Okay.

Operator

 Your next question comes from the line of Zachary Sedick.

 Zachary Sedick Analyst

 Hi, Ron.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Hi, Zach. How are you?

 Zachary Sedick Analyst

 Very well, thank you. I have a couple of questions, Ron. To start off, I was wondering if you could elaborate a little bit on gross margin contraction in the last quarter. Should our expectation be that the margin will continue to be under pressure as we look out into next year and beyond, or was the contraction more situation specific?

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 As I said in other calls, and I'll let Ron speak to this in a little more detail, because of the event nature of our business, you cannot take a gross margin in a quarter and extrapolate it for the year, because it varies by who we're dealing with. For instance, the third quarter of the fiscal year will always have a lower gross margin, because the Internal Revenue business is a lower gross margin, and it has been a significant part of our business. But, Ron, why don't you get into detail on that.

 Ron Johnston - Tier Technologies, Inc. - CFO

 Okay. Good evening, Zach. Gross margins from our continuing operations is calculated by subtracting our direct costs from our revenues. And for the fourth quarter, that was 24.8%, which is a full percentage point lower than the same quarter last year. The margin in the EPP business was 23.2%, which is down approximately 31 basis points for the quarter. Some price compression and card mix contributed to the 31 basis points. So we have seen in the second and third quarter reductions, the reductions in the margin are diminishing. The reason that the overall margins are down is because of the units that were sold, certain of those government contract businesses had higher margins. We are doing considerable work to negotiate better arrangements with all of our areas where we process our business, and we're hopeful that we can mitigate any substantial, further margin erosion by working with our partners.

 Zachary Sedick Analyst

 Thanks, Ron. And so in the EPP business the margin was down 31 basis points this quarter over the same quarter last year?

 Ron Johnston - Tier Technologies, Inc. - CFO

 Yes, sir.

 Zachary Sedick Analyst

 Will the expectation be that there will be a similar decline going forward, or do you think you can mitigate that?

 Ron Johnston - Tier Technologies, Inc. - CFO

 We're hoping we can mitigate it to flat, Zach.

 Zachary Sedick Analyst

 Got you, that's very helpful.

Operator

 Your next question comes from the line of Matthew Kempler.

 Matthew Kempler Analyst

 A couple of things here. First, I just want to reiterate my support for a buyback. You don't need to comment on it, but I just wanted to share my thoughts on multiple calls your investors have asked for a buyback. It is disheartening that the Board is not representing shareholders' interest when they're asking for that. And as the other shareholder commented, you are trading at cash, it is hard to see another acquisition out there at any substantially better value. On top of that, I understand this is a concerning environment, but you just laid out the worst-case scenario is where there's just a corporate loss, which means the worst-case scenario is you are limiting your loss from $5 million to $10 million in a year. Which means you should be pretty well insulated to support a buyback. So, wanted to put that out there and let's move on. A quick question. I thought cash would have been a little bit higher this quarter because didn't you collect $8 million from the prior asset sale in the beginning of this quarter?

 Ron Johnston - Tier Technologies, Inc. - CFO

 We collected about $5.7 million net and we sustained some losses in the quarter, which also reduced the cash. We also had some investments in capital equipment.

 Matthew Kempler Analyst

 Okay. And will there be any cash collected from the sale of the FMS business?

 Ron Johnston - Tier Technologies, Inc. - CFO

 There is nominal cash on that, and it comes over a period of 18 months.

 Matthew Kempler Analyst

 Okay.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 We also have some dollars coming in from earn-outs on --

 Ron Johnston - Tier Technologies, Inc. - CFO

 That's correct. On the BPO business we have the opportunity for up to $2 million of earn-out to be collected in 2009 and 2010.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 And as I said in my call, the remaining wind-down operations are cash flow positive for the remainder of the period in which we will be holding them. And they are not going to require any form of CapEx to keep them going, so they should all generate -- what we're sitting with today is going to generate cash. That was not the case in the last six months.

 Matthew Kempler Analyst

 Okay. Good. And then following up on the direction of the cost reductions. I might have missed it. I know you said by the third quarter you should be able to extrapolate the run rate, but does that mean it is going to take until the third quarter for expenses to start to come down on the corporate overhead or will we see it step down sequentially?

 Ron Johnston - Tier Technologies, Inc. - CFO

 They started coming down in the third quarter of this year that we just completed, and they will accelerate into 2009, such that we'll hit a run rate of approximately $10 million toward the end of the third quarter of 2009, and then, based on our projections, we believe we can cut further savings in 2010.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 And just to give you an idea -- I mean one of the issues, as part of the FMS sale, and we had this with some of the other businesses, we're giving them transitional services, although they are paying for some of it, over a 60, 90-day period. That requires us to not make as rapid of a cut as we would like to. These things, although they are in place, you can't turn the key, and expect to see them on the financial statements the day after you make the decision.

 Matthew Kempler Analyst

 Okay. But so, we have seen corporate overhead, I think, about $4 million for the last two quarters, total corporate overhead. We will see it step down in the December quarter? I know you keep talking about by the third quarter we'll get to that run rate.

 Ron Johnston - Tier Technologies, Inc. - CFO

 Matt, you'll see it step down quarter-over-quarter going forward.

 Matthew Kempler Analyst

 Okay. And then did I hear you say that on the EPP segments, you're looking to reduce expenses by $1.6 million in fiscal '09 even as the transaction volumes grow?

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Yes, and that is $1.6 million that you'll see in the financial statements. It's significantly higher than that on a run rate.

 Matthew Kempler Analyst

 Okay. On a run rate, meaning going into '010

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Yes, in other words, we will not be able to effect the whole thing. So all you're going to see is $1.6 million, which is going to be a reduction on the P&L,, but if we made the reduction at the end of the second quarter -- I'm not going to say this is what it is is -- it would be a $3.2 million reduction on a run rate basis.

 Matthew Kempler Analyst

 Understood. But just so I understand this is on an absolute basis so --

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 It is on an absolute basis and it includes any kind of retentions and severances we have in there.

 Matthew Kempler Analyst

 So we should see operating expenses somewhere in the $21 million range next year in the EPP business.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Yes, I think -- Ron's shaking his head yes. I think that's a good number. Do you have any more questions?

 Matthew Kempler Analyst

 No, that's it. Thank you.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 Okay. Brad, I'm sorry, I think I cut you off, and I have to apologize. We'll take one or two questions from Brad Evans, and then we're going to have to cut the call off. Go ahead, Brad.

 Brad Evans Analyst

 Thanks, Ron. Ron, do you have the NOL at the end of the year?

 Ron Johnston - Tier Technologies, Inc. - CFO

 I can give you an approximate number, it's about $72 million.

 Brad Evans Analyst

 Okay. I just want to make a comment too. Ron, I appreciate the fact that -- Ron Rossetti -- that you were able to step into the market in September and buy some stock. I just would urge the members of the Board and other leaders within the company to fully align their interests with those of shareholders and become outright stockholders as opposed to option holders. I know there are a lot of options out there that individuals are exposed to, and while those do have value, it is always encouraging to see members of the Board in particular have risk capital exposed in the market, and make some really align with shareholders' interest. So that's really all I wanted to say. Thank you.

 Ron Rossetti - Tier Technologies, Inc. - Chairman, CEO

 I agree with you completely. You ought to write a letter to ISS because they are now recommending that Board members not have a significant number because they think it's going to taint their decision making process. But that's just an aside on this. If that's your last question, then we'll end the call. Liz?

 Liz Bowman - Tier Technologies, Inc. - Dir. SEC Reporting

 Okay. As I mentioned at the beginning of this call, a copy of the text of this call and accompanying charts are posted in the Investor Relations section of our web site at www.tier.com. We invite shareholders and analysts who wish to speak to management about the company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, at 571-382-1333 or RJohnston@tier.com. Thank you. This concludes our earnings release call for fiscal year 2008 for Tier Technologies.

Operator

 This concludes today's conference call. You may now disconnect.